

August 19, 2011

Via E-mail
Warren M. Dillard
President and Chief Executive Officer
Vanguard Energy Corporation
1330 Post Oak Blvd., Suite 1600
Houston, Texas 77056

      Re: Vanguard Energy Corporation
                Amendment No. 2 to Registration Statement on Form S-1
                Filed August 2, 2011
                File No. 333-174194

Dear Mr. Dillard:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide updated financial statements and updated disclosure throughout your registration statement. In that regard, we also remind you of our prior comment 4 from our letter dated July 20, 2011.

2. We note your response to comment 6 from our letter dated July 20, 2011, and reissue such comment. Your disclosure on your prospectus cover page does not appear to be consistent with your disclosure on page 4 regarding the representative's discretion to determine an earlier date for separate quotation.

Risk Factors, page 6

Our lack of diversification will increase the risk…, page 7

3.   We note the disclosure you have added explaining your new screening technology. Please remove such disclosure that mitigates the risks you present. While such disclosure may be appropriate in other sections of your filing, please present your risk factors plainly and directly.

Management's Discussion and Analysis and Plan of Operation, page 22

Liquidity and Capital Resources, page 23

4.   We note your response to our prior comment 10 and we reissue the comment. Please provide the requested disclosure in your discussion of Liquidity and Capital Resources.

Underwriting, page 42

5.   We note your disclosure at page 44 regarding the lock-up agreements. Please file such agreements as exhibits to your filing.

Description of Securities, page 45

6.   We note your response to our prior comment 14. To the extent that you have not yet determined an exact offering price, please indicate that the price per unit is the assumed offering price or provide the range within which you will price the units.

Engineering Comment

7.   You state in your responses to our prior comments 28 and 29 that you own a 90% working interest in the fields covered by the Nova Resources report and that your reserves disclosures "were derived by multiplying the applicable amount in the reserve report by 90%." However, Nova Resources indicates in the second paragraph of the report that the estimate in the report accounts for "100% of the total net proved natural gas hydrocarbons reserves of Vanguard." As Nova refers to net reserves, this suggests that the 90% multiplier has already been accounted for. Reconcile this discrepancy between your statement and report or make the appropriate revisions.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 if you have questions regarding the engineering comment. Please contact Parker Morrill at (202) 551-3696 or, in his absence, Laura Nicholson at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: William T. Hart (via e-mail)